Simpson Thacher & Bartlett ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

June 22, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor

Mr. Jeff Kauten, Esq., Attorney-Advisor

Mr. Craig Wilson, Senior Assistant Chief Accountant

Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.

Registration Statement on Form F-1

CIK No. 0001725123

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of the Registration Statement, which has been marked to show changes to the Company’s Registration Statement confidentially submitted to the Commission on June 11, 2018 (the “June 11 Submission”).

	.	Simpson Thacher & Bartlett

June 22, 2018

The Company has responded to the Staff’s comments contained in the comment letter dated June 20, 2018 from the Staff (the “June 20 Comment Letter”) by revising the June 11 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the June 20 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

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Our History and Corporate Structure, page 5

1.	We note your expanded disclosures in response to prior comment 1. It does not appear that you have fully addressed the prior comment. In this regard, revise the corporate structure diagram headnote here and on page 78 to disclose the degree of certainty over your pending acquisition of the remaining equity interest in Shanghai Autohome. For example, disclose the remaining steps to consummate this transactions and degree of uncertainty in executing each of those steps (e.g., regulatory approval). Since you have portrayed this as a probable transaction in the unaudited pro forma condensed combined financial information on page P-1, we would expect the revised headnote to clearly disclose that determination.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 5 and 80 of the Registration Statement.

The Company respectfully advises the Staff that while it is required to register the changes in Shanghai Autohome’s equity ownership with the relevant government authorities, it does not expect any material uncertainty with respect to such registration or other aspects of the Acquisition.

Liquidity and Capital Resources Operating Activities, page 100

2.	We note your expanded disclosures in response to prior comment 2. Your disclosures now appear to explain approximately RMB92 million of the RMB115.6 million decrease in other current and non-current liabilities. Please confirm or explain if there are any additional material items in the remaining difference. In this regard, it does not appear fully apparent why your accrued expenses and other current liabilities decreased from RMB328.52 as of December 31, 2017 to RMB 235.78 as of March 31, 2018.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 106 of the Registration Statement.

	.	Simpson Thacher & Bartlett

June 22, 2018

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017

Note 2. Summary of Significant Accounting Policies

Non-controlling interests, page F-29

3.	We have reviewed your response to prior comment 6, which indicates that the non-controlling interests include equity interests through the share based compensation program as noted in Note 22 of page F-50. We further note in your consolidated statements of changes in shareholders’ deficit on page F-9, that you have recorded share-based compensation as additional paid-in capital. Please explain this apparent discrepancy.

The Company respectfully advises the Staff that the equity interests described in previous response as “options” were equity interests issued but capital have not been contributed by the shareholders. These equity interests represented equity interests granted to employees through share based compensation program. For equity interests issued as its share based compensation program, the Company recorded these share based compensation as an expense based on fair value at grant date. The carrying value of the non-controlling interest is measured based on the equity interests’ share of net assets and the difference between the share based compensation expense and the non-controlling interest is recorded as additional paid-in capital. The non-controlling interest subsequently includes attribution of net income/loss and comprehensive income/loss.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-50 and F-51.

Note 26. Subsequent Events, page F-55

4.	Your disclosure of the agreement entered into on June 6, 2018 identifies Chehejia. It does not appear that this entity has been previously disclosed in prior filings. Please provide additional disclosures to describe Chehejia and whether this transaction represents a business acquisition. Tell us what consideration you gave to including this entity within your corporate structure on page 6.

The Company respectfully advises the Staff that Chehejia was established in 2015 and is in the business of providing information technology services. Upon closing of the Capital Contribution Agreement, the Company will hold less than 1% of Chehejia’s total equity and therefore does not have control or significant influence over Chehejia. Accordingly, the transaction does not represent a business acquisition and the Company plans to account for the transaction as a cost method equity investment under long-term investment.

The Company further respectfully advises the Staff that the Company does not believe that its investment in Chehejia is material. As such, the Company does not believe that it is necessary to include the entity within the Company’s corporate structure.

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	.	Simpson Thacher & Bartlett

June 22, 2018

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman
Jiayuan Lin, Chief Executive Officer and Director
Yongyi Zhang, Chief Financial Officer and Director
Cango Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

Li He
James C. Lin
Davis Polk & Wardwell

Ron Yan
Ernst & Young Hua Ming LLP

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